Filed Pursuant to Rule 424(b)(2)
Registration No. 333-158385
PRICING SUPPLEMENT
Dated October 14, 2011
(To Prospectus dated April 2, 2009,
Prospectus Supplement dated April 9, 2009, and
Underlying Supplement no. 3 dated October 22, 2010)

HSBC USA Inc.
Twin Win Notes

▶ This pricing supplement relates to:

  - $6,005,000 Twin Win Notes linked to the S&P 500® Index due April 18, 2013

▶ 18-month maturity

▶ Potential return of up to 23% if the return of the S&P 500® Index is positive.

▶ Potential return of up to 35% if the return of the S&P 500® Index is negative but the official closing level of the S&P 500® Index does not decline by more than 35% from its initial level, measured on any scheduled trading day

▶ 1x exposure to any negative return in the S&P 500® Index if the official closing level of the S&P 500® Index declines by more than 35% from its initial level, measured on any scheduled trading day

The Twin Win Notes linked to the S&P 500® (each a "security" and collectively the "securities") offered hereunder are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction and include investment risks including possible loss of the Principal Amount invested due to the credit risk of HSBC USA Inc.

The securities will not be listed on any U.S. securities exchange or automated quotation system.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this document, the accompanying underlying supplement, prospectus or prospectus supplement. Any representation to the contrary is a criminal offense. We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the securities. HSBC Securities (USA) Inc. will purchase the securities from us for distribution to other registered broker dealers or will offer the securities directly to investors. We may use this pricing supplement in the initial sale of securities. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions in any securities after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-12 of this pricing supplement.

Investment in the securities involves certain risks. You should refer to "Risk Factors" beginning on page PS-6 of this document, page S-3 of the accompanying prospectus supplement and page US3-1 of the accompanying underlying supplement no. 3.

	Price to Public	Fees and Commissions[1]	Proceeds to Issuer
Per security	$1,000	$15	$985
Total	$6,005,000	$90,075	$5,914,925

[1]See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-12 of this pricing supplement.

HSBC

HSBC USA Inc.
Twin Win Notes

HSBC ◆

Linked to the S&P 500® Index

The offering of securities has the terms described in this pricing supplement and the accompanying prospectus supplement, prospectus and underlying supplement. If the terms of the securities offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus or underlying supplement, the terms described in this pricing supplement shall control. **You should be willing to forgo interest and dividend payments during the term of the securities and, if a Trigger Event has occurred and the Reference Return is negative, lose up to 100% of your principal.**

This pricing supplement relates to an offering of securities linked to the performance of the Reference Asset. The purchaser of a security will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Reference Asset as described below. The following key terms relate to the offering of securities:

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per security
Term:	18 months
Reference Asset:	S&P 500® Index (Ticker: SPX)
Trade Date:	October 14, 2011
Pricing Date:	October 14, 2011
Settlement Date:	October 19, 2011
Final Valuation Date:	April 15, 2013. The Final Valuation Date is subject to adjustment as described herein under "Valuation Dates".
Maturity Date:	3 business days after the Final Valuation Date, which is expected to be April 18, 2013. The Maturity Date is subject to adjustment as described under "Valuation Dates".
Payment at Maturity:	On the Maturity Date, we will pay you the Final Settlement Value.
Final Settlement Value:	*If a Trigger Event has not occurred and the Final Level is greater than the Initial Level,* you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of securities, equal to the lesser of:
	(a) $1,000 + ($1,000 × Reference Return)
	(b) $1,000 + ($1,000 × Maximum Upside Cap).
	If a Trigger Event has not occurred and the Final Level is less than or equal to the Initial Level, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of securities, calculated as follows:
	$1,000 + ($1,000 × Absolute Reference Return).
	If a Trigger Event has occurred, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of securities, equal to the lesser of:
	(a) $1,000 + ($1,000 × Reference Return)
	(b) $1,000 + ($1,000 × Maximum Upside Cap).
	Under these circumstances, if a Trigger Event has occurred, you will lose 1% of the Principal Amount of your securities for each percentage point that the Final Level has decreased from the Initial Level. For example, if a Trigger Event has occurred and the Reference Return is -25%, you will suffer a 25% loss and receive 75% of the Principal Amount. **If the a Trigger Event has occurred and the Reference Return is equal to or less than the Initial Level, you may lose up to 100% of your investment.**
Reference Return:	The quotient, expressed as a percentage, calculated as follows:

$$\frac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$$

Absolute Reference Return:	The absolute value of the Reference Return. The Absolute Reference Return will always be a positive value or zero.
Trigger Event:	A Trigger Event occurs if, on any scheduled trading day during the Observation Period, the Official Closing Level of the S&P 500® Index has decreased, as compared to the Initial Level, below the Trigger Level.
Trigger Level:	795.977, which is 65% of the Initial Level
Observation Period:	The period beginning on and excluding the Pricing Date ending on and including the Final Valuation Date.

Maximum Upside Cap:	23.00%
Initial Level:	1,224.58, which was the Official Closing Level of the S&P 500® Index on the Pricing Date.
Final Level:	The Official Closing Level of the S&P 500® Index on the Final Valuation Date.
Official Closing Level:	The closing level of the S&P 500® Index on any scheduled trading day as determined by the calculation agent based upon the level displayed on Bloomberg Professional® service page "SPX <INDEX>," or on any successor page on Bloomberg Professional® service or any successor service, as applicable.
CUSIP/ISIN:	4042K1QM8 / US4042K1QM80
Form of securities:	Book-Entry
Listing:	The securities will not be listed on any U.S. securities exchange or quotation system.

GENERAL

This pricing supplement relates to a single offering of securities linked to the Reference Asset identified on the cover page. The purchaser of a security will acquire a senior unsecured debt security of HSBC USA Inc. linked to a single Reference Asset. Although the offering of securities relates to the Reference Asset identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any component security included in the Reference Asset or as to the suitability of an investment in the securities.

You should read this document together with the prospectus dated April 2, 2009, the prospectus supplement dated April 9, 2009 and the underlying supplement no. 3 dated October 22, 2010. If the terms of the securities offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus or underlying supplement, the terms described in this pricing supplement shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page PS-6 of this pricing supplement, page S-3 of the prospectus supplement and page US3-1 of underlying supplement no. 3, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the securities. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, a prospectus supplement and underlying supplement no. 3) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus, prospectus supplement and underlying supplement no. 3 in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and underlying supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▸ The underlying supplement no. 3 at: http://www.sec.gov/Archives/edgar/data/83246/000114420410055205/v198039_424b2.htm

▸ The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420409019785/v145824_424b2.htm

▸ The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000104746909003736/a2192100zs-3asr.htm

PAYMENT AT MATURITY

On the Maturity Date, for each security you hold, we will pay you the Final Settlement Value, which is an amount in cash, as described below:

If a Trigger Event has not occurred and the Final Level is greater than the Initial Level, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of securities, equal to the lesser of:

(a) $1,000 + ($1,000 × Reference Return)

(b) $1,000 + ($1,000 × Maximum Upside Cap).

If a Trigger Event has not occurred and the Final Level is less than or equal to the Initial Level, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of securities, calculated as follows:

$1,000 + ($1,000 × Absolute Reference Return).

If a Trigger Event has occurred, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of securities, equal to the lesser of:

(a) $1,000 + ($1,000 × Reference Return)

(b) $1,000 + ($1,000 × Maximum Upside Cap).

Under these circumstances, if a Trigger Event has occurred, you will lose 1% of the Principal Amount of your securities for each percentage point that the Final Level has decreased from the Initial Level. For example, if a Trigger Event has occurred and the Reference Return is -25%, you will suffer a 25% loss and receive 75% of the Principal Amount. **If the a Trigger Event has occurred and the Reference Return is less than the Initial Level, you may lose up to 100% of your investment.**

Interest

The securities will not pay periodic interest.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the securities.

Trustee

Notwithstanding anything contained in the accompanying prospectus supplement to the contrary, the securities will be issued under the senior indenture dated March 31, 2009, between HSBC USA Inc., as Issuer, and Wells Fargo Bank, National Association, as trustee. Such indenture has substantially the same terms as the indenture described in the accompanying prospectus supplement.

Paying Agent

Notwithstanding anything contained in the accompanying prospectus supplement to the contrary, HSBC Bank USA, N.A. will act as paying agent with respect to the securities pursuant to a Paying Agent and Securities Registrar Agreement dated June 1, 2009, between HSBC USA Inc. and HSBC Bank USA, N.A.

Reference Sponsor

Standard and Poor's Financial Services LLC, a subsidiary of The McGraw-Hill Companies, Inc., is the reference sponsor.

INVESTOR SUITABILITY

The securities may be suitable for you if:

▸ You seek an investment with a return linked to the performance of the Reference Asset and you believe the level of the Reference Asset will increase over the term of the securities, but not by more than the Maximum Upside Cap, or will moderately decrease without a Trigger Event occurring.

▸ You are willing to invest in the securities based on the Maximum Upside Cap indicated herein, which may limit your return at maturity.

▸ You are willing to make an investment that is exposed to any negative Reference Return on a 1-to-1 basis if a Trigger Event occurs.

▸ You do not seek current income from your investment.

▸ You do not seek an investment for which there is an active secondary market.

▸ You are willing to hold the securities to maturity.

▸ You are comfortable with the creditworthiness of HSBC, as issuer of the securities.

The securities may not be suitable for you if:

▸ You believe the Official Closing Level of the Reference Asset will be negative by more than the Trigger Level during the Observation Period or that the Reference Return or Absolute Reference Return will not be sufficiently positive to provide you with your desired return.

▸ You are unwilling to invest in the securities based on the Maximum Upside Cap indicated herein, which may limit your return at maturity.

▸ You are unwilling to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis if there is a Trigger Event and the Reference Return is less than 0%.

▸ You seek an investment that has a guaranteed return of principal.

▸ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▸ You seek current income from your investment.

▸ You seek an investment for which there will be an active secondary market.

▸ You are unable or unwilling to hold the securities to maturity.

▸ You are not willing or are unable to assume the credit risk associated with HSBC, as issuer of the securities.

RISK FACTORS

We urge you to read the section "Risk Factors" on page S-3 in the accompanying prospectus supplement and on page US3-1 of underlying supplement no. 3. Investing in the securities is not equivalent to investing directly in any of the stocks comprising the Reference Asset. You should understand the risks of investing in the securities and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the securities in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying underlying supplement, prospectus supplement and prospectus.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and underlying supplement including the explanation of risks relating to the securities described in the following sections:

▶ "— Risks Relating to All Note Issuances" in the prospectus supplement; and

▶ "— Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset" in the prospectus supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

Your investment in the securities may result in a loss.

You will be exposed to the decline in the Reference Asset from the Pricing Date to the Final Valuation Date if a Trigger Event occurs and the Final Level is less than the Initial Level. Accordingly, if a Trigger Event has occurred and the Reference Return is equal to or less than the Initial Level, your Payment at Maturity will be less than the Principal Amount of your securities. **You may lose up to 100% of your investment at maturity if the Reference Return is negative.**

The return on the securities is limited by the Maximum Upside Cap if the Reference Return is Positive and the Trigger Level if the Reference Return is Negative.

You will not participate in any appreciation in the level of the Reference Asset beyond the Maximum Upside Cap. The Maximum Upside Cap is 23.00%. If the Reference Return is positive, you will not receive a return on the securities greater than the Maximum Upside Cap. If the Reference Return is negative but a Trigger Event has not occurred, your return will be based on the Absolute Reference Return. However, because a Trigger Event occurs if the Official Closing Level on any scheduled trading day during the Observation Period is less than the Trigger Level, your return on the notes, if the Reference Return is negative and a Trigger Event does not occur, will never be greater than 35.00%.

If a Trigger Event occurs, you will lose the benefit of the Absolute Reference Return.

The Official Closing Level of the Reference Asset during the Observation Period may cause a Trigger Event to occur. If a Trigger Event occurs, your return will be based on the Reference Return and you will lose the benefit of the Absolute Reference Return. As a result, if a Trigger Event occurs, you could lose some or all of your initial investment if the Reference Return is negative, even if the Final Level of the Reference Asset is greater than the Trigger Level.

Credit risk of HSBC USA Inc.

The securities are senior unsecured debt obligations of the issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the securities will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the securities, including any contingent principal protection at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the securities and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the securities.

The securities will not bear interest.

As a holder of the securities, you will not receive periodic interest payments.

Changes that affect the Reference Asset will affect the market value of the securities and the amount you will receive at maturity.

The policies of the reference sponsor of the Reference Asset concerning additions, deletions and substitutions of the constituents comprising the Reference Asset and the manner in which the reference sponsor takes account of certain changes affecting those constituents included in the Reference Asset may affect the level of the Reference Asset. The policies of the reference sponsor with respect to the calculation of the Reference Asset could also affect the level of the Reference Asset. The reference sponsor may discontinue or suspend calculation or dissemination of the Reference Asset. Any such actions could affect the value of the securities.

Please read and pay particular attention to the section "Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset" in the accompanying prospectus supplement.

The securities are not insured by any governmental agency of the United States or any other jurisdiction.

The securities are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the securities is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the securities.

Certain built-in costs are likely to adversely affect the value of the securities prior to maturity.

While the Payment at Maturity described in this pricing supplement is based on the full Principal Amount of your securities, the original issue price of the securities includes the placement agent's commission and the estimated cost of HSBC hedging its obligations under the securities. As a result, the price, if any, at which HSBC Securities (USA) Inc. will be willing to purchase securities from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. The securities are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your securities to maturity.

The securities lack liquidity.

The securities will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the securities in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the securities.

Potential conflicts.

HSBC and its affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities. We will not have any obligation to consider your interests as a holder of the securities in taking any action that might affect the value of your securities.

Uncertain tax treatment.

For a discussion of certain of the U.S. federal income tax consequences of your investment in a security, please see the discussion under "Certain U.S. Federal Income Tax Considerations" herein and the discussion under "Certain U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the level of the Reference Asset relative to its Initial Level. We cannot predict the Official Closing Level of the Reference Asset at any time during the Observation Period or on the Final Valuation Date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Reference Asset or return on the Notes. With respect to the Notes, the Final Settlement Value may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including those issued by HSBC. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below illustrates the total payment on the Notes on a $1,000 investment in the Notes for a hypothetical range of performance for the Reference Asset's Final Return from -100% to +100%. The following results are based solely on the assumptions outlined below. You should consider carefully whether the Notes are suitable to your investment goals. The following table and examples assume the following:

▶ Principal Amount: $1,000

▶ Trigger Level: 795.977, which is 65% of the Initial Level of the Reference Asset

▶ Hypothetical Maximum Upside Cap: 23.00% per annum

	Trigger Event Does Not Occur[1]		Trigger Event Occurs[2]	
Index Final Return	Hypothetical Total Payment on the Notes	Hypothetical Total Return on the Notes	Hypothetical Total Payment on the Notes	Hypothetical Total Return on the Notes
100.00%	$1,230	23.00%	$1,230	23.00%
90.00%	$1,230	23.00%	$1,230	23.00%
80.00%	$1,230	23.00%	$1,230	23.00%
70.00%	$1,230	23.00%	$1,230	23.00%
60.00%	$1,230	23.00%	$1,230	23.00%
50.00%	$1,230	23.00%	$1,230	23.00%
40.00%	$1,230	23.00%	$1,230	23.00%
30.00%	$1,230	23.00%	$1,230	23.00%
23.00%	$1,230	23.00%	$1,230	23.00%
20.00%	$1,200	20.00%	$1,200	20.00%
10.00%	$1,100	10.00%	$1,100	10.00%
0.00%	$1,000	0.00%	$1,000	0.00%
-10.00%	$1,100	10.00%	$900	-10.00%
-20.00%	$1,200	20.00%	$800	-20.00%
-25.00%	$1,250	25.00%	$750	-25.00%
-30.00%	$1,300	30.00%	$700	-30.00%
-35.00%	$1,350	35.00%	$650	-35.00%
-40.00%	N/A	N/A	$600	-40.00%
-50.00%	N/A	N/A	$500	-50.00%
-60.00%	N/A	N/A	$400	-60.00%
-70.00%	N/A	N/A	$300	-70.00%
-80.00%	N/A	N/A	$200	-80.00%
-90.00%	N/A	N/A	$100	-90.00%
-100.00%	N/A	N/A	$0	-100.00%

[1] The Official Closing Level of the Reference Asset never falls below the Trigger Level on any trading day during the Observation Period.

[2] The Official Closing Level of the Reference Asset falls below the Trigger Level on a trading day during the Observation Period.

Hypothetical Examples of the Final Settlement Value

The four examples below set forth a sampling of hypothetical Final Settlement Values based on the following assumptions:

▶ Principal Amount: $1,000

▶ Trigger Level: 795.977, which is 65% of the Initial Level of the Reference Asset

▶ Hypothetical Maximum Upside Cap: 23.00% per annum

▶ Hypothetical Initial Level: 1,224.58 for SPX

The examples provided herein are for illustration purposes only. The actual Final Settlement Value, if any, will depend on whether a Trigger Event occurs and the Final Return of the Reference Asset. You should not take these examples as an indication of potential payments. It is not possible to predict whether the Trigger Event will occur and, if so, whether the Final Return of the Reference Asset will be less than zero, or to what extent the Final Return will be less than zero.

Example 1: The Final Return of the Reference Asset is greater than zero but less than the Maximum Upside Cap.

Reference Asset	Initial Level	Lowest Official Closing Level of the Reference Asset during the Observation Period	Final Level on Final Valuation Date
SPX	1,224.58	1,040.89 (85% of Initial Level)	1,408.27 (115% of Initial Level)

Since the Official Closing Level of SPX is never below the Trigger Level during the Observation Period, a Trigger Event does not occur. The Final Return of SPX is positive.

Therefore, the Final Return of the SPX =

$$\frac{\text{Final Level of SPX} - \text{Initial Level of SPX}}{\text{Initial Level of SPX}}$$

$$= (1{,}408.27 - 1{,}224.58) / 1{,}224.58 = \textbf{15.00\%}$$

Final Settlement Value = Principal Amount of the notes × (1 + Final Return of the SPX, subject to the Maximum Return Cap)

$$= \$1{,}000 \times (1 + 15\%) = \textbf{\$1,150.00}$$

Therefore, the Final Settlement Value equals $1,150.00.

Example 2: The Final Return of the Reference Asset is greater than zero and greater than the Maximum Upside Cap.

Reference Asset	Initial Level	Lowest Official Closing Level of the Reference Asset during the Observation Period	Final Level on Final Valuation Date
SPX	1,224.58	734.75 (60% of Initial Level)	1,591.95 (130% of Initial Level)

Since the Official Closing Level of SPX is below the Trigger Level during the Observation Period, a Trigger Event occurs. However the Final Return of SPX is positive.

Therefore, the Final Return of the SPX =

$$\frac{\text{Final Level of SPX} - \text{Initial Level of SPX}}{\text{Initial Level of SPX}}$$

$$= (1{,}591.95 - 1{,}224.58) / 1{,}224.58 = \textbf{30.00\%}$$

Since the Final Return of the SPX is greater than the Maximum Upside Cap, Final Settlement Value = Principal Amount of the notes × (1 + the Hypothetical Maximum Return Cap).

$$= \$1{,}000 \times (1 + 23.00\%) = \textbf{\$1,230.00}$$

Therefore, the Final Settlement Value equals $1,230.00.

Example 3: The Final Return of the Reference Asset is less than zero and a Trigger Event does not occur.

Reference Asset	Initial Level	Lowest Official Closing Level of the Reference Asset during the Observation Period	Final Level on Final Valuation Date
SPX	1,224.58	857.21 (70% of Initial Level)	918.44 (75% of Initial Level)

Since the Official Closing Level of the SPX was not below the Trigger Level, a Trigger Event does not occur.

Therefore, the Final Return of the SPX =

$$\frac{\text{Final Level of SPX} - \text{Initial Level of SPX}}{\text{Initial Level of SPX}}$$

= (918.44 – 1,224.58) / 1,224.58 = **-25.00%**

Since the Final Return of the SPX is negative and a Trigger Event has not occurred the Final Settlement Value =

$1,000 x (1 + the Absolute Final Return of the SPX)

= $1,000 x (1 + (25%))

Therefore, the Final Settlement Value equals **$1,250.00**.

Example 4: The Final Return of the Reference Asset is less than zero and a Trigger Event does occur.

Reference Asset	Initial Level	Lowest Official Closing Level of the Reference Asset during the Observation Period	Final Level on Final Valuation Date
SPX	1,224.58	734.75 (60% of Initial Level)	857.21 (70% of Initial Level)

Since the Official Closing Level of the SPX was below the Trigger Level, a Trigger Event does occur.

Therefore, the Final Return of the SPX =

$$\frac{\text{Final Level of SPX} - \text{Initial Level of SPX}}{\text{Initial Level of SPX}}$$

= (857.21 – 1,224.58) / 1,224.58 = **-30.00%**

Since the Final Return of the SPX is negative and a Trigger Event has occurred the Final Settlement Value =

$1,000 x (1 + the Final Return of the SPX)

= $1,000 x (1 + -30%)

Therefore, the Final Settlement Value equals **$700**.

DESCRIPTION OF THE REFERENCE ASSET

Description of the SPX

The SPX is a capitalization-weighted index of 500 U.S. stocks. It is designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries.

The top 5 industry groups by market capitalization as of October 14, 2011 were: Information Technology, Financials, Energy, Health Care and Consumer Staples.

For more information about the SPX, see "The S&P 500® Index" on page US3-4 of the accompanying underlying supplement no. 3.

Historical Performance of the SPX

The following graph sets forth the historical performance of the SPX based on the daily historical closing levels from October 17, 2006 through October 14, 2011. The closing level for the SPX on October 14, 2011 was 1,224.58. We obtained the closing levels below from Bloomberg Professional® service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional® service.



Source: Bloomberg Professional® service

The historical levels of the SPX should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level of the SPX on the Final Valuation Date or during the Observation Period.

VALUATION DATES

The first paragraph of the section "Valuation Dates" in the accompanying underlying supplement no. 3 will be replaced with the following paragraph:

If any date on which the valuation of an equity index is to be determined (a "valuation date") is not a scheduled trading day, then such valuation date will be the next succeeding day that is a scheduled trading day. If a market disruption event (as defined in the accompanying underlying supplement no. 3) exists on a valuation date, then such valuation date will be the next scheduled trading day for which there is no market disruption event. If such market disruption event continues for five consecutive scheduled trading days, then the fifth of such consecutive scheduled trading days will nonetheless be the valuation date and the calculation agent will determine, in its discretion, the index ending level on that date by means of the formula for, and method of calculating of, the index which applied just prior to the market disruption event, using the relevant exchange's traded or quoted price of each stock or other security in the index (or if an event giving rise to a market disruption event has occurred with respect to a stock or other security in the index and is continuing on that fifth scheduled trading day, the calculation agent's good faith estimate of the value for that stock or other security). If the final valuation date is postponed, then the maturity date will also be postponed by the same number of business days and no interest will be paid in respect of such postponement.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the securities. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. purchased the securities from HSBC for distribution to other registered broker dealers or offered the securities directly to investors. HSBC Securities (USA) Inc. will offer the securities at the offering price set forth on the cover page of this term sheet and will receive underwriting discounts and commissions of up to 1.50%, or $15.00, per $1,000 Principal Amount of securities.

An affiliate of HSBC has paid or may pay in the future an amount to broker dealers in connection with the costs of the continuing implementation of systems to support these securities.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the securities, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See Supplemental Plan of Distribution on page S-52 in the prospectus supplement. All references to NASD Rule 2720 in the prospectus supplement shall be to FINRA Rule 5121.

We expect that delivery of the securities will be made against payment for the securities on or about the Settlement Date set forth in this pricing supplement, which is expected to be the fifth business day following the Trade Date of the securities. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade securities on the Trade Date or the business day thereafter will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the securities, and therefore significant aspects of the tax treatment of the securities are uncertain as to both the timing and character of any inclusion in income in respect of the securities. Under one approach, a security should be treated as a pre-paid forward or other executory contract with respect to the Reference Asset. We intend to treat the securities consistent with this approach. Pursuant to the terms of the securities, you agree to treat the securities under this approach for all U.S. federal income tax purposes. Notwithstanding any disclosure in the accompanying prospectus supplement to the contrary, our special U.S. tax counsel in this transaction is Sidley Austin LLP. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Sidley Austin LLP, it is reasonable to treat a security as a pre-paid forward or other executory contract with respect to the Reference Asset. Pursuant to this approach, we do not intend to report any income or gain with respect to the securities prior to their maturity or an earlier sale or exchange and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the security for more than one year at such time for U.S. federal income tax purposes. For a discussion of certain of the U.S. federal income tax consequences of your investment in a security, please see the discussion under "Certain U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

HSBC USA Inc.

$6,005,000 Twin Win Notes due April 18, 2013

October 14, 2011

PRICING SUPPLEMENT